UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C.  20549

                       SCHEDULE 13D

        Under the Securities Exchange Act of 1934
                  (Amendment No. 5)*

                   Strawbridge & Clothier
                      (Name of Issuer)

             Common Stock, par value $1.00
            (Title of Class of Securities)

                  CUSIP No. 863200101
                     (CUSIP Number)

                     Thomas F. Steyer
            Farallon Capital Management, L.L.C.
              One Maritime Plaza, Suite 1325
             San Francisco, California  94111
                      (415) 421-2132

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                    October 25, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting benefi-cial ownership of five percent or less of such class.)
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     612,700

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     612,700

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     612,700


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     5.8%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
PAGE

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    With Sole Voting Power

     -0-

8    Shared Voting Power

     649,300

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     649,300

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     649,300


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     6.1%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Institutional Partners II, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     California

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     128,700

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     128,700

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     128,700


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     1.2%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Tinicum Partners, L.P.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     WC

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     New York

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     111,700

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     111,700

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     111,700


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     1.1%

14   Type of Reporting Person*

     PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Capital Management, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     318,900

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     318,900

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     318,900


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     3.0%

14   Type of Reporting Person*

     IA,00

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Farallon Partners, L.L.C.

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

Number of Shares Beneficially Owned By Each Reporting
Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,502,400

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,502,400

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     1,502,400


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     14.1%

14   Type of Reporting Person*

     00

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Enrique H. Boilini

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Argentina

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,821,300

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,821,300

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     1,821,300


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     17.1%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David I. Cohen

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b)  /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     South Africa

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,821,300

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,821,300

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     1,821,300

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     17.1%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Joseph F. Downes

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,821,300

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,821,300

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     1,821,300


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     17.1%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Fleur E. Fairman

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,502,400

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,502,400

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     1,502,400


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     14.1%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Jason M. Fish

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,821,300

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,821,300

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     1,821,300


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13  Percent of Class Represented by Amount in Row (11)

    17.1%

14  Type of Reporting Person*

    IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Andrew B. Fremder

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,821,300

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,821,300

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     1,821,300


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     17.1%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     William F. Mellin

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,821,300

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,821,300

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     1,821,300


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     17.1%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Stephen L. Millham

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,821,300

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,821,300

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     1,821,300

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     17.1%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                      SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Meridee A. Moore

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,821,300

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,821,300

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     1,821,300


12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     17.1%

14   Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

                       SCHEDULE 13D

CUSIP No. 863200101

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Thomas F. Steyer

2    Check the Appropriate Box if a Member of a Group*

     (a)
     (b) /x/

3    SEC Use Only

4    Source of Funds*

     AF, 00

5    Check Box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

Number of Shares Beneficially Owned By Each Reporting
     Person With

7    Sole Voting Power

     -0-

8    Shared Voting Power

     1,821,300

9    Sole Dispositive Power

     -0-

10   Shared Dispositive Power

     1,821,300

11 Aggregate Amount Beneficially Owned By Each Report-ing Person

     1,821,300

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13  Percent of Class Represented by Amount in Row (11)

    17.1%

14  Type of Reporting Person*

     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

PAGE

     This Amendment No. 5 to Schedule 13D amends the
Schedule 13D initially filed on June 28, 1996 (collec-tively, with all amendments thereto, the "Schedule 13D") as follows:

Item 3. Source and Amount of Funds and Other Consider-ation.

     Item 3 as reported on the Schedule 13D is hereby amended and supplemented by the following:

     The net investment cost (including commissions) is $2,086,289 for the 109,800 Shares acquired by FCP since the previous filing of Schedule 13D, $2,230,010 for the 117,300 Shares acquired by FCIP since the previous filing of Schedule 13D, $439,122 for the 23,100 Shares acquired by FCIP II since the previous filing of Schedule 13D, $363,707 for the 19,200 Shares acquired by Tinicum since the previous filing of Schedule 13D and $1,129,417 for the 59,300 Shares acquired by the Managed Accounts since the previous filing of Schedule 13D. The consideration was obtained from the working capital of each respective entity (in the case of the Partnerships), or the working capital of the Managed Accounts.

     The Shares held by FCP, FCIP, FCIP II, Tinicum and the Managed Accounts are held in their respective margin accounts. Such margin accounts are maintained at Goldman
Sachs & Co. and may from time to time have debit balanc-es. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the Shares purchased and sold. Currently, the interest rate charged on such margin accounts is the broker call rate plus 0.5% per annum.

PAGE

Item 5.  Interest in Securities of the Issuer.

     Item 5 as reported on the Schedule 13D is hereby amended and restated in its entirety as follows:

     A.   Farallon Capital Partners, L.P.

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for FCP is
incorporated herein by reference.   The percentage amount
set forth in Row 13 of such cover page and of each other cover page filed herewith is calculated based upon the 10,636,184 Shares reported by the Company to be outstand-ing as of September 13, 1996 in the Company's Form 10Q for the period ended August 3, 1996.

     (c) The trading dates, number of Shares purchased or sold and the price per Share for all transactions in the Shares since the previous filing of Schedule 13D are set forth on Schedule A hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

     (d) FPLLC as General Partner has the power to direct the affairs of FCP, including the disposition of the proceeds of the sale of the Shares. Mr. Steyer is the senior managing member of FPLLC, and Messrs. Boilini, Cohen, Downes, Fish, Fremder, Mellin and Millham and
Mdmes. Fairman and Moore are managing members of FPLLC.

     (e)  Not applicable.

     B.   Farallon Capital Institutional Partners, L.P.

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for FCIP is incorporated herein by reference.

     (c) The trading dates, number of Shares purchased or sold and the price per Share for all transactions in the Shares since the previous filing of Schedule 13D are set forth on Schedule B hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

     (d) FPLLC as General Partner has the power to direct the affairs of FCIP, including the disposition of the proceeds of the sale of the Shares. Mr. Steyer is the senior managing member of FPLLC,

PAGE
and Messrs. Boilini, Cohen, Downes, Fish, Fremder, Mellin and
Millham and Mdmes. Fairman and Moore are managing members of FPLLC.

     (e)  Not applicable.

     C.   Farallon Capital Institutional Partners II,
          L.P.

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for FCIP II is incorporated herein by reference.

     (c) The trading dates, number of Shares purchased or sold and the price per Share for all transactions in the Shares since the previous filing of Schedule 13D are set forth on Schedule C hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

     (d) FPLLC as General Partner has the power to direct the affairs of FCIP II, including the disposition of the proceeds of the sale of the Shares. Mr. Steyer is the senior managing member of FPLLC, and Messrs. Boilini, Cohen, Downes, Fish, Fremder, Mellin and Millham and
Mdmes. Fairman and Moore are managing members of FPLLC.

     (e)  Not applicable.

     D.   Tinicum Partners, L.P.

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Tinicum is incorporated herein by reference.

     (c) The trading dates, number of Shares purchased or sold and the price per Share for all transactions in the Shares since the previous filing of Schedule 13D are set forth on Schedule D hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

     (d) FPLLC as General Partner has the power to direct the affairs of Tinicum, including the disposition of the proceeds of the sale of the Shares. Mr. Steyer is the senior managing member of FPLLC, and Messrs. Boilini, Cohen, Downes, Fish, Fremder, Mellin and Millham and
Mdmes. Fairman and Moore are managing members of FPLLC.

     (e)  Not applicable.

PAGE

     E.   Farallon Capital Management, L.L.C.

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for FCMLLC is incorporated herein by reference.

     (c) The trading dates, number of Shares purchased or sold and the price per Share for all transactions in the Shares by the Managed Accounts since the previous filing of Schedule 13D are set forth on Schedule E hereto and are incorporated herein by reference. All of such transactions were open-market transactions.

     (d) FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the Shares held by the Managed Accounts. Mr. Steyer is the senior managing member of FCMLLC, and Messrs.
Boilini, Cohen, Downes, Fish, Fremder, Millham, and
Mellin and Ms. Moore are managing members of FCMLLC.

     (e)  Not applicable.

     F.   Farallon Partners, L.L.C.

     (a), (b)  The information set forth in rows 7, 8, 9,
10, 11, and 13 of the cover page hereto for FPLLC is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares.
Mr. Steyer is the senior managing member of FPLLC, and Messrs. Boilini, Cohen, Downes, Fish, Fremder, Mellin and
Millham and Mdmes. Fairman and Moore are managing members of FPLLC.

     (e)  Not applicable.

     G.   Enrique H. Boilini

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Boilini is incorporated herein by reference.

     (c)  None.

PAGE

     (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the Shares held by the Managed Accounts. Mr. Boilini is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

     H.   David I. Cohen

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Cohen is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the Shares held by the Managed Accounts. Mr. Cohen is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

     I.   Joseph F. Downes

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Downes is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the Shares held by the Managed Accounts. Mr. Downes is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

     J.   Fleur E. Fairman

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Fairman is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
Ms. Fairman is a managing member of FPLLC.

     (e)  Not applicable.

     K.   Jason M. Fish

    (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Fish is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the Shares held by the Managed Accounts. Mr. Fish is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

     L.   Andrew B. Fremder

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Fremder is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the Shares held by the Managed Accounts. Mr. Fremder is a managing member of FCMLLC and FPLLC.

PAGE

     (e)  Not applicable.

     M.   William F. Mellin

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Mellin is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the Shares held by the Managed Accounts. Mr. Mellin is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

     N.   Stephen L. Millham

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Millham is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the Shares held by the Managed Accounts. Mr. Millham is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

     O.   Meridee A. Moore

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Moore is incorporated herein by reference.

     (c)  None.

PAGE

     (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the Shares held by the Managed Accounts. Ms. Moore is a managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

     P.   Thomas F. Steyer

     (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Steyer is incorporated herein by reference.

     (c)  None.

     (d) FPLLC as the General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds from the sale of the Shares.
FCMLLC, as an investment adviser, has the power to direct the disposition of the proceeds from the sale of the Shares held by the Managed Accounts. Mr. Steyer is the senior managing member of FCMLLC and FPLLC.

     (e)  Not applicable.

     The ownership of the Shares reported hereby for FCP, FCIP, FCIP II, Tinicum and the Managed Accounts are owned directly by such entities. Each of Boilini, Cohen, Downes, Fremder, Fish, Mellin, Millham, Moore and Steyer may be deemed, as managing members of FPLLC and FCMLLC, to be the beneficial owners of all such Shares, each of FPLLC and Fairman, as a managing member of FPLLC, may be deemed to be the beneficial owners of all such Shares other than the Shares owned by the Managed Accounts, and FCMLLC may be deemed to be the beneficial owner of all such Shares owned by the Managed Accounts. Each of FCMLLC, FPLLC, Boilini, Cohen, Downes, Fairman, Fish,
Fremder, Mellin, Millham, Moore and Steyer hereby disclaim any beneficial ownership of any such Shares.

PAGE

                         SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 4, 1996



                         /s/ Thomas F. Steyer
                         FARALLON PARTNERS, L.L.C.,
                         on its own behalf and as General
                         Partner of FARALLON CAPITAL
                         PARTNERS, L.P., FARALLON CAPITAL
                         INSTITUTIONAL PARTNERS, L.P.,
                         FARALLON CAPITAL INSTITUTIONAL
                         PARTNERS, II, L.P., and TINICUM
                         PARTNERS, L.P.,
                         By Thomas F. Steyer,
                         Senior Managing Member


                         /s/ Thomas F. Steyer
                         FARALLON CAPITAL MANAGEMENT,
                         L.L.C.
                         By Thomas F. Steyer,
                         Senior Managing Member



                         /s/ Thomas F. Steyer
                         Thomas F. Steyer, individually
                         and as attorney-in-fact for each
                         of Enrique H. Boilini, David I.
                         Cohen, Joseph F. Downes, Fleur
                         E. Fairman, Jason M. Fish,
                         Andrew B. Fremder, William F.
                         Mellin, Stephen L. Millham, and
                         Meridee A. Moore.


PAGE

ANNEX 1

     Set forth below with respect to Farallon Capital Management, L.L.C. and Farallon Partners, L.L.C. is the following: (a) name;
(b) address; (c) principal business; (d) state of organization; (e) controlling persons. Set forth below, with respect to each managing member of the General Partner of FCIP, FCIP II, FCP and Tinicum, is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.


1.   (a)  Farallon Capital Management, L.L.C.
     (b)  One Maritime Plaza, Suite 1325
          San Francisco, CA  94111
     (c) Serves as investment adviser to various managed accounts
     (d)  Delaware limited liability company
     (e)  Managing Members: Thomas F. Steyer, Senior
Managing Member, Enrique H. Boilini, David I. Cohen,
Joseph H. Downes, Jason M. Fish, Andrew B. Fremder,
William F. Mellin, Stephen L. Millham and Meridee A.
Moore, Managing Members.

2.   (a)  Farallon Partners, L.L.C.
     (b)  c/o Farallon Capital Management, L.L.C.
          One Maritime Plaza, Suite 1325
          San Francisco, CA  94111
     (c)  Serves as general partner to investment
partnerships
     (d)  Delaware limited liability company
     (e)  Managing Members:  Thomas F. Steyer, Senior
Managing Member, Enrique H. Boilini, David I. Cohen,
Joseph H. Downes, Fleur E. Fairman, Jason M. Fish, Andrew
B. Fremder, William F. Mellin, Stephen L. Millham and
Meridee A. Moore, Managing Members.

3.   (a)  Enrique H. Boilini
     (b)  c/o Farallon Capital Management, L.L.C.
          75 Holly Hill Lane
          Greenwich, CT  06830
     (c)  Managing Member of Farallon Partners, L.L.C.,
Managing Member of Farallon Capital Management, L.L.C.
     (d)  Argentinean Citizen

4.   (a)  David I. Cohen
     (b)  c/o Farallon Capital Management, L.L.C.
          One Maritime Plaza, Suite 1325
          San Francisco, CA  94111
     (c)  Managing Member of Farallon Partners, L.L.C.;
Managing Member of Farallon Capital Management, L.L.C.
     (d)  South African Citizen

PAGE

5.   (a)  Joseph F. Downes
     (b)  c/o Farallon Capital Management, L.L.C.
          One Maritime Plaza, Suite 1325
          San Francisco, CA  94111
     (c)  Managing Member of Farallon Partners, L.L.C.;
Managing Member of Farallon Capital Management, L.L.C.
     (d)  United States Citizen

6.   (a)  Fleur E. Fairman
     (b)  993 Park Avenue
          New York, New York  10028
     (c)  Managing Member of Farallon Partners, L.L.C.
     (d)  United States Citizen

7.   (a)  Jason M. Fish
     (b)  c/o Farallon Capital Management, L.L.C.
          One Maritime Plaza, Suite 1325
          San Francisco, CA  94111
     (c)  Managing Member of Farallon Partners, L.L.C.;
Managing Member of Farallon Capital Management, L.L.C.
     (d)  United States Citizen

8.   (a)  Andrew B. Fremder
     (b)  c/o Farallon Capital Management, L.L.C.
          One Maritime Plaza, Suite 1325
          San Francisco, CA  94111
     (c)  Managing Member of Farallon Partners, L.L.C.;
Managing Member of Farallon Capital Management, L.L.C.
     (d)  United States Citizen

9.   (a)  William F. Mellin
     (b)  c/o Farallon Capital Management, L.L.C.
          One Maritime Plaza, Suite 1325
          San Francisco, CA  94111
     (c)  Managing Member of Farallon Partners, L.L.C.;
Managing Member of Farallon Capital Management, L.L.C.
     (d)  United States Citizen

10.  (a)  Stephen L. Millham
     (b)  c/o Farallon Capital Management, L.L.C.
          One Maritime Plaza, Suite 1325
          San Francisco, CA  94111
     (c)  Managing Member of Farallon Partners, L.L.C.;
Managing Member of Farallon Capital Management, L.L.C.
     (d)  United States Citizen

PAGE

11.  (a)  Meridee A. Moore
     (b)  c/o Farallon Capital Management, L.L.C.
          One Maritime Plaza, Suite 1325
          San Francisco, CA  94111
     (c)  Managing Member of Farallon Partners, L.L.C.;
Managing Member of Farallon Capital Management, L.L.C.
     (d)  United States Citizen

12.  (a)  Thomas F. Steyer
     (b)  c/o Farallon Capital Management, L.L.C.
          One Maritime Plaza, Suite 1325
          San Francisco, CA  94111
     (c)  Senior Managing Member of Farallon Partners,
L.L.C.; Senior Managing Member of Farallon Capital
Management, L.L.C.
     (d)  United States Citizen

PAGE

                         SCHEDULE A

              FARALLON CAPITAL PARTNERS, L.P.


                     NO. OF SHARES         PRICE
     TRADE DATE        PURCHASED           PER SHARE
                                 (including commission)


     10/22/96          9,800              $20.125

     10/24/96         14,400              $20.25

     10/25/96         10,900              $20.125

     10/29/96         36,000              $20.14

     10/31/96         38,700              $16.875

PAGE

                         SCHEDULE B
       FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.

                         NO. OF SHARES       PRICE
TRADE DATE               PURCHASED           PER SHARE
                                   (including commission)


     10/22/96         10,700              $20.125

     10/24/96         16,200              $20.25

     10/25/96         11,200              $20.125

     10/29/96         38,200              $20.14

     10/31/96         41,000              $16.875

                         SCHEDULE C
      FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.

                    NO. OF SHARES                PRICE
TRADE DATE              PURCHASED               PER SHARE

                                   (including commission)


     10/22/96          2,100              $20.125

     10/24/96          3,600              $20.25

     10/25/96          1,900              $20.125

     10/29/96          7,400              $20.14

     10/31/96          8,100              $16.875

                         SCHEDULE D

                 TINICUM PARTNERS, L.P.

                      NO. OF SHARES                PRICE
TRADE DATE              PURCHASED               PER SHARE

                                   (including commission)


     10/22/96          1,500              $20.125

     10/24/96          2,300              $20.25

     10/25/96          1,900              $20.125

     10/29/96          6,400              $20.14

     10/31/96          7,100              $16.875

PAGE

                         SCHEDULE E

             FARALLON CAPITAL MANAGEMENT, L.L.C.

                    NO. OF SHARES             PRICE
TRADE DATE          PURCHASED               PER SHARE
                                  (including commission)


     10/22/96          5,100              $20.125

     10/24/96          6,300              $20.25

     10/25/96          4,500              $20.125

     10/29/96         12,700              $20.14

     10/31/96         13,200              $16.875

     10/22/96            300              $20.123

     10/24/96            400              $20.25

     10/25/96            300              $20.123

     10/29/96          1,100              $20.14

     10/31/96          1,700              $16.875

     10/22/96          1,200              $20.125

     10/24/96          1,800              $20.25

     10/25/96          1,300              $20.125

     10/29/96          4,200              $20.14

     10/31/96          5,200              $16.875